UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: November 7, 2023

Commission File Number: 001-39777

NANOBIOTIX S.A.

(Exact Name of Registrant as Specified in its Charter)

60 Rue de Wattignies

75012 Paris, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

This Report on Form 6-K, including the exhibits, shall be deemed to be incorporated by reference in the registration statement of Nanobiotix S.A. on Form F-3 (File No. 333-262545) and Form S-8 (File Nos. 333-253062, 333-257239 and 333-272947), to the extent not superseded by documents or reports subsequently filed.

Information contained in this Report

On November 2, 2023, Nanobiotix S.A. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Jefferies LLC, Leerink Partners LLC and Guggenheim Securities, LLC, as representatives (“Representatives”) of the several underwriters named therein, relating to (i) an offering of 3,106,907 American Depositary Shares (“ADSs”), each representing one ordinary share, €0.03 nominal value per share (each an “Ordinary Share”), of the Company, in the United States (the “U.S. Offering”) at an offering price of $5.36 per ADS and (ii) an offering of 2,492,223 Ordinary Shares, exclusively to “qualified investors” in Europe (including France) within the meaning of Article 2(e) of Regulation (EU) 2017/1129, as amended and certain other countries (excluding the United States and Canada) (the “European Offering”) at an offering price of €5.07 per Ordinary Share. Pursuant to the Underwriting Agreement, the Company also granted the underwriters an option to purchase up to an additional 839,869 ADSs, each representing one Ordinary Share, in the United States, at an offering price of $5.36 per ADS (the “U.S. Over-Allotment Option”), and on November 3, 2023, the Representatives exercised the U.S. Over-Allotment Option to purchase an additional 680,000 ADSs, each representing one Ordinary Share, of the Company at an offering price of $5.36 per ADS (the “U.S. Option Exercise”).

The U.S. Offering and the European Offering are referred to, together, as the “Global Offering.” The Global Offering, including the U.S. Option Exercise, is expected to close on November 7, 2023, subject to the satisfaction of customary closing conditions.

The Global Offering was made pursuant to a prospectus supplement dated November 2, 2023 to the base prospectus dated February 16, 2022, included in the Company’s shelf registration statement on Form F-3 (File No. 333-262545), which was filed on February 4, 2022 and became effective on February 16, 2022.

In the Underwriting Agreement, the Company makes customary representations, warranties and covenants and also agrees to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make because of such liabilities.

The foregoing description of the Underwriting Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and incorporated by reference herein.

The legal opinion of Jones Day relating to the Ordinary Shares is filed as Exhibit 5.1 to this Report on Form 6-K and incorporated by reference herein and a consent relating to the incorporation of such opinion is filed as Exhibit 23.1 by reference to its inclusion within Exhibit 5.1 and incorporated by reference herein.

In addition, pursuant to an existing securities purchase agreement, Johnson & Johnson Innovation – JJDC, Inc. (“JJDC”) was obligated to subscribe, subject to any required regulatory approvals for $25.0 million of the Company’s Ordinary Shares (in the form of restricted ADSs) (the “Placement Amount”), at a price per ADS equal to the public offering price of $5.36 per ADS in the U.S. Offering in a concurrent private placement, exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to French foreign investment control rules, the Placement Amount was reduced, such that JJDC has initially subscribed for 3,762,923 restricted ADSs (representing, together with JJDC’s existing stake, 9.99% of the outstanding voting rights of the Company’s capital stock (the “Regulatory Cap”), prior to the U.S. Option Exercise) for $20.2 million. Upon, and subject to, the approval of the French Ministry of Economy, JJDC will subscribe for 901,256 additional restricted ADSs (corresponding to the portion of the Placement Amount in excess of the Regulatory Cap) for $4.8 million. The securities issued to JJDC will be issued pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act. The closing in respect of the initial 3,762,923 restricted ADSs is expected to occur on November 9, 2023, subject to consummation of the U.S. Offering and the European Offering.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

EXHIBIT INDEX

Exhibit	Title
1.1	Underwriting Agreement, dated as of November 2, 2023, by and between Nanobiotix S.A. and Jefferies LLC, Leerink Partners LLC and Guggenheim Securities, LLC, as representatives of the underwriters.

5.1	Opinion of Jones Day, French counsel to the registrant.

23.1	Consent of Jones Day (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANOBIOTIX S.A.
(Registrant)

November 7, 2023	By:	/s/ Bart Van Rhijn
Bart Van Rhijn
Chief Financial Officer